UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 31, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

APPROVAL OF THE MERGER OF COZANI

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157, §4º, of Law No. 6404, of December 15, 1976, as amended (“Corporate Law”), and the provisions of CVM Resolution No. 44/2021, communicates to its shareholders and the market in general the following:

On March 30, 2023, the Company's Extraordinary General Meeting (“Assembly”) approved the merger, by TIM, of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Cozani”), a special purpose company acquired from Oi S.A. – In Judicial Reorganization on April 20, 2022, according to the material fact disclosed on the same date, and is currently wholly owned by the Company (“Merger”).

According to a Material Fact disclosed by the Company on February 27, 2023 (“Material Fact”), the completion of the Merger would still depend on the completion of operational procedures related to systemic parameterization and obtaining prior consent from ANATEL.

On today's date, the Board of Directors (“CdA”) acknowledged about the obtaining of the aforementioned consent and verified compliance with the other conditions to grant full effectiveness to the Merger. Accordingly, the CdA declared that said Merger and the consequent extinction of Cozani will become effective, for all purposes and effects, on April 1, 2023.

Pursuant to the minutes and respective annexes of the Company's Meeting held on March 30, 2023, the approved Merger did not result in a capital increase, nor in the issuance of new Company shares or in changes in the Company's shareholders, with no need to be considered the replacement of shares or the right to withdraw.

Rio de Janeiro, March 31, 2023.

TIM S.A.
Alberto Griselli Chief Executive Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 31, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer